FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2005
                        Commission File number: 333-09678



                               PDVSA Finance Ltd.
             (Exact Name of Registrant as Specified in its Charter)


                          Caledonian Bank & Trust Ltd.
                                Caledonian House
                                  P.O. Box 1043
                            George Town, Grand Cayman
                                 Cayman Islands
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X                        Form 40-F
                             ---                                 ---
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                                No  X
                        ----                              ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                                No  X
                        ----                              ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                No  X
                        ----                              ----

                                TABLE OF CONTENTS


Item
----

1. Financial Statements of PDVSA Finance Ltd. for the years ended December 31, 2004 and 2003.

2. Financial Statements of PDVSA Finance Ltd. for the three-month periods ended March 31, 2005 and 2004.

Item 1.
-------



                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                     Petroleos de Venezuela, S. A. - PDVSA)

                              Financial Statements

                           December 31, 2004 and 2003

                    With Independent Auditors' Report Thereon

                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                     Petroleos de Venezuela, S. A. - PDVSA)

                              Financial Statements

                           December 31, 2004 and 2003



                                Table of Contents




                                                                            Page

Independent Auditors' Report                                                 1

Balance Sheets                                                               2

Statements of Income                                                         3

Statements of Changes in Shareholder's Equity                                4

Statements of Cash Flows                                                     5

Notes to the Financial Statements                                         6-20

                          Independent Auditors' Report



To the Board of Directors and Shareholder of PDVSA Finance Ltd.:


We have audited the accompanying balance sheets of PDVSA Finance Ltd. (a wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDVSA Finance Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with International Financial Reporting Standards.

ALCARAZ CABRERA VAZQUEZ




David Arismendi N.
Public Accountant
C.P.C. N(degree) 3424


Caracas, Venezuela
June 20, 2005

                               PDVSA FINANCE LTD.
      (A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)
                                 Balance Sheets
                         (In thousands of U.S. dollars)

                                                                              December 31,
                                                                -----------------------------------------
                                 Assets                                 2004                 2003
                                                                --------------------- -------------------
Current assets:
  Cash and cash equivalents                                            52,069               218,949
  Liquidity account (note 3)                                           12,920               166,246
  Current purchased accounts receivable, net of unamortized
        discounts of 1,748 in 2004 and 3,770 in 2003 (includes
        131,393 and 715,238 due from affiliates at
        December 31, 2004 and 2003, respectively)
        (notes 4 and 11)                                              371,972               924,225
  Rights to future (ungenerated) purchased accounts receivable
        (notes 4, 5 and 11)                                         1,008,953             2,707,250
  Cross-currency swap (note 5)                                              -                 4,346
                                                                --------------------- -------------------
               Total assets                                         1,445,914             4,021,016
                                                                ===================== ===================
                  Liabilities and Shareholder's Equity
Current liabilities:
  Current portion of long-term debt (note 6)                            7,984               225,887
  Accrued interest payable                                              4,266                31,449
  Accruals and accounts payable (note 7)                               18,325                 6,733
  Current income tax payable (note 8)                                  14,217                19,208
  Deferred income tax (note 8)                                            634                 3,020
                                                                --------------------- -------------------
               Total current liabilities                               45,426               286,297
Long-term liabilities:
  Long-term debt (note 6)                                             383,054             2,792,496
                                                                --------------------- -------------------
               Total liabilities                                      428,480             3,078,793
Shareholder's equity:
  Capital stock (note 9)                                              200,000               200,000
  Additional paid-in capital                                          300,000               300,000
  Retained earnings                                                   517,434               442,223
                                                                --------------------- -------------------
               Total shareholder's equity                           1,017,434               942,223
                                                                --------------------- -------------------
               Total liabilities and shareholder's equity           1,445,914             4,021,016
                                                                ===================== ===================

The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
      (A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

                              Statements of Income

                         (In thousands of U.S. dollars)

                                                                                     Years ended December 31,
                                                                           ----------------------------------------------
                                                                               2004             2003            2002
                                                                           -------------    -------------   -------------
Revenues:
    Income from discount on purchased accounts
       receivable (note 11)                                                     238,996          376,089         382,826
    Other income
                                                                                  1,289            3,422           3,680
                                                                           -------------    -------------   -------------
                   Total revenues                                               240,285          379,511         386,506
Interest expense (note 6)                                                      (151,128)        (254,424)       (276,050)
Foreign exchange gain (loss)                                                                     (12,843)        (26,591)
                                                                                  8,979
Gain (loss) on cross-currency swap (note 5)                                      (1,877)          13,088          28,838
General and administrative expenses (note 7)                                     (9,218)          (7,601)         (8,266)
                                                                           -------------    -------------   -------------
                   Income before income tax                                      87,041          117,731         104,437
Income tax expense (note 8)                                                     (11,830)         (18,616)        (18,950)
                                                                           -------------    -------------   -------------
                   Net income                                                    75,211           99,115          85,487
                                                                           =============    =============   =============

The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
      (A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

                  Statements of Changes in Shareholder's Equity

                  Years ended December 31, 2004, 2003 and 2002

                         (In thousands of U.S. dollars)

                                                                             Additional
                                                              Capital          paid-in         Retained
                                                               stock           capital         earnings          Total
                                                            ------------    --------------   -------------   --------------
Balances at December 31, 2001                                   200,000           300,000         257,621          757,621
Net income                                                                                         85,487           85,487
                                                                      -                 -
                                                            ------------    --------------   -------------   --------------
Balances at December 31, 2002                                   200,000           300,000         343,108          843,108
Net income                                                                                         99,115           99,115
                                                                      -                 -
                                                            ------------    --------------   -------------   --------------
Balances at December 31, 2003                                   200,000           300,000         442,223          942,223
Net income                                                                                         75,211           75,211
                                                                      -                 -
                                                            ------------    --------------   -------------   --------------
Balances at December 31, 2004                                   200,000           300,000         517,434        1,017,434
                                                            ============    ==============   =============   ==============

The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
      (A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

                            Statements of Cash Flows

                         (In thousands of U.S. dollars)

                                                                                Years ended December 31,
                                                                ----------------------------------------------------------
                                                                      2004                 2003                2002
                                                                -----------------    -----------------   -----------------
Cash flows from operating activities:
     Net income
                                                                          75,211               99,115              85,487
     Items not requiring cash:
        Deferred income tax
                                                                          (2,387)                (592)               (572)
        Unrealized foreign exchange (gain) loss
                                                                          (4,749)              19,762              26,156
        Loss (gain) on cross-currency swap
                                                                           4,346              (13,088)            (28,838)
     Change in assets and liabilities:
        Uncollected discount on purchased accounts
           receivable
                                                                          (9,540)             (61,023)            (72,969)
        Accrued interest payable
                                                                         (27,183)              (1,487)             (2,647)
        Accruals and accounts payable
                                                                          11,593                4,471                 982
        Current income tax payable
                                                                          (4,991)                (314)              3,760
                                                                -----------------    -----------------   -----------------
                    Net cash provided by operating
                       activities
                                                                          42,300               46,844              11,359
                                                                -----------------    -----------------   -----------------
Cash flows from investing activities:
     Liquidity account
                                                                         153,059               (1,325)            (63,217)
     Collection of accounts receivable, net of
        discounts collected                                           11,144,611            8,701,410           9,313,556
     Purchases of accounts receivable                                 (8,886,093)          (8,627,689)         (8,560,608)
                                                                -----------------    -----------------   -----------------
                    Net cash provided by investing
                       activities
                                                                       2,411,577               72,396             689,731
                                                                -----------------    -----------------   -----------------
Cash flows from financing activities:
     Debt repayments                                                  (2,620,757)            (351,265)           (285,122)
                                                                -----------------    -----------------   -----------------
                    Net cash used in financing
                       activities                                     (2,620,757)            (351,265)           (285,122)
                                                                -----------------    -----------------   -----------------
Cash and cash equivalents:
     Net change for the year                                            (166,880)            (232,025)            415,968
     At beginning of year                                                218,949              450,974              35,006
                                                                -----------------    -----------------   -----------------
     At end of year                                                       52,069              218,949             450,974
                                                                -----------------    -----------------   -----------------
Supplemental disclosure:
     Cash paid during the year for
        Interest                                                         178,295              255,102             278,697
                                                                =================    =================   =================
        Income tax                                                        14,026               14,082              12,799
                                                                =================    =================   =================

The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
      (A wholly owned subsidiary of Petroleos de Venezuela, S. A. - PDVSA)

                        Notes to the Financial Statements

                           December 31, 2004 and 2003

                         (In thousands of U.S. dollars)



(1)  Incorporation and Operations

     PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petroleos de Venezuela, S. A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

     PDVSA Finance is the principal vehicle for corporate financing of PDVSA. The Company raises capital through transactions in selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petroleo, S. A., together with its predecessor PDVSA Petroleo y Gas, S. A., ("PDVSA Petroleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petroleo.

     Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petroleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petroleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petroleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petroleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

     All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petroleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)  Significant Accounting Policies

     The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

     (a)  Statement of Compliance

          The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board (IASB).

     (b)  Basis of Presentation

          The financial statements are presented in U.S. dollars. They are prepared on the historical cost basis except for the cross-currency swap which is carried at fair value. Accounting policies are consistent with those used in the previous years.

     (c)  Revenue Recognition

          Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

          o Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petroleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

          o Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petroleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as a reduction from current purchased accounts receivable.

          o The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petroleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petroleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At

               December 31, 2004 and December 31, 2003, the discount rate was 9.43%, and 8.68%, respectively.

     (d)  Deferred Income Tax

          The Company accrues a deferred tax liability for income tax related to revenue earned but which has not been collected.

     (e)  Use of Estimates

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

     (f)  Cash Flows

          Cash equivalents amounted to US$51,839 and US$218,810 at December 31, 2004 and 2003, respectively. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

     (g)  Foreign Currency Transactions

          Transactions in foreign currency are recorded in dollars at the rate of exchange at the dates of the transactions. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

     (h)  Segment Reporting

          The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

     (i) Reconciliation to Accounting Principles Generally Accepted in the United States of America
          (U.S. GAAP)

          The Company's financial statements are prepared in accordance with IFRS. As of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, there are no material differences between U.S. GAAP and IFRS affecting reported net income or shareholder's equity in the financial statements.

          All proceeds from issuance of debts, net of debt issuance cost, is transferred to PDVSA Petroleo for the purchase of eligible accounts receivable under the RPA. Pursuant to the

          RPA, the cost of such debt issuance is born by PDVSA through adjusting the formula for receivables allocable to the Company in exchange for the net proceeds from debt issuance. Under U.S. GAAP such amounts would be reported as an adjustment to borrowing costs, and are not significant.

     (j)  Reclassifications

          Certain reclassifications have been made to the 2002 financial statements to conform with the classifications used in 2004 and 2003.

(3)  Liquidity Account

     Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account". Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At December 31, 2004 and 2003, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)  Current and Future Purchased Accounts Receivable

     Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petroleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petroleo for such receivables plus accrued discounts and debt offering costs. The Company's rights to such future (ungenerated) purchased accounts receivable represent a lending arrangement between the Company and PDVSA Petroleo, which arrangement would terminate upon delivery in the future by PDVSA Petroleo of such accounts receivable. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petroleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petroleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petroleo without regard to any concentration limit by Designated Customers.

(5)  Financial Instruments

     The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petroleo upon generation) represent amounts paid to PDVSA Petroleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petroleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petroleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petroleo's failure to perform certain of its covenants under the RPA, the Company may choose to require PDVSA Petroleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petroleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petroleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petroleo. Under the terms of the RPA, absent a failure by PDVSA Petroleo to comply with its covenants, the Company has no recourse against PDVSA Petroleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the years ended December 31, 2004, 2003 and 2002. At December 31, 2004 and 2003, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

     On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provided protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contained a knock-in provision, which eliminated protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reached or exceeded 1.20.

     As of November 28, 2003 the U.S. dollar/Euro exchange rate reached 1.20, and at December 31, 2003 was 1.26.

     On August 2, 2004, PDVSA Finance repaid approximately 98.92% of the Euro 6.25% notes due 2006 that remained outstanding upon completion of a tender offer (see note 6), after which an aggregate principal amount of Euro 950,742 of such notes remained outstanding.

     Because substantially all of PDVSA Finance's Euro notes were repaid by the Company in connection with the tender offer, PDVSA Finance unwound its cross-currency swap agreement in respect of the Euro notes, effective July 28, 2004 (the "Cancellation Date"). As a result, PDVSA Finance currently is no longer a party to any cross-currency swap agreement in respect of outstanding Euro notes.

     Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, PDVSA Finance made a one-time gain on the transaction of US$ 2,469, which was collected in cash. Because PDVSA Finance considers the amount of Euro notes that currently remain outstanding to be immaterial from a currency-risk standpoint, the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

     The cross-currency swap was recorded at its fair value until the Cancellation Date. The cross-currency swap did not qualify for hedge accounting treatment under IAS 39 or SFAS N(degree) 133, as amended. As a result the Company did not account for this derivative as a hedge contract and changes in the fair value of this derivative were recorded in the statement of income. The fair value of the cross-currency swap at December 31, 2003 and 2002 was US$4,346 and US$(8,742), respectively, and the change in the fair value resulted in an unrealized gain of US$13,088 and US$28,838 for the years ended December 31, 2003 and 2002, respectively, which was recorded in the statement of income.

     During the year ended December 31, 2004, the Company recorded a loss on the cross-currency swap of US$ 1,877, representing an unrealized loss of US$4,346 less a realized gain on unwinding the swap agreement of US$2,469.

(6)  Long-Term Debt

     Long-term debt is summarized as follows:


                                                                          December 31,
                                                              -------------------------------------
                                                                   2004                2003
                                                              ---------------    ------------------
6.450% Notes due 2002 through 2004                                         -                50,000
6.650% Notes due 2004 through 2006                                     6,920               300,000
6.800% Notes due 2007 through 2008                                     6,141               300,000
7.400% Notes due 2014 through 2016                                    12,665               400,000
7.500% Notes due 2027 through 2028                                     5,210               400,000
8.558% Notes due 2009 through 2013                                   260,000               260,000
8.750% Notes due 2000 through 2004                                         -                28,000
9.375% Notes due 2004 through 2007                                     5,165               250,000
9.750% Notes due 2008 through 2010                                    24,190               250,000
9.950% Notes due 2018 through 2020                                     2,950               100,000
6.250% Euro denominated Notes due 2002 through 2006                      930               142,383
10.395% Notes due 2012 through 2014                                   38,000                38,000
8.500% Notes due 2010 through 2012                                    28,867               500,000
                                                              ---------------    ------------------
                                                                     391,038             3,018,383
Less current portion of long-term debt                                (7,984)             (225,887)
                                                              ---------------    ------------------
                  Total long-term debt                               383,054             2,792,496
                                                              ===============    ==================

       Future maturities of long-term debt at December 31, 2004 are as follows:

              Year
              ----
       2006                                                                                  3,285
       2007                                                                                  3,797
       2008                                                                                 13,161
       2009 and thereafter                                                                 362,811
                                                                                        -----------
                                                                                           383,054
                                                                                        ===========

     On May 14, 1998, the Company issued US$1,800,000 of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

     On November 10, 1998, the Company incurred US$260,000 of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of US$13,000, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly owned subsidiary of PDVSA.

     On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million

     (US$930 and US$142,383 as of December 31, 2004 and 2003, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

     The US$1,000,000 notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000,000 aggregate principal amount of the new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

     On July 2, 1999, the Company incurred US$38,000 of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of US$4,750, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

     On November 16, 2001, the Company issued US$500,000 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16, of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

     On June 28, 2004, PDVSA Finance launched a cash tender offer for any and all of its outstanding notes. Concurrently with the tender offer, the Company solicited from noteholders consents to amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and waivers of certain provisions of related transaction documents. Adoption of the proposed amendments required the consent of a majority in aggregate principal amount of all series then outstanding, voting as a single class.

     PDVSA Finance commenced the tender offer and consent solicitation to reduce its overall indebtedness, and to modify certain covenants and waive certain provisions under the Senior Indenture, as supplemented, and under the related transaction documents. The modifications were intended to provide PDVSA with greater financing flexibility by removing certain affiliates of PDVSA as Designated Customers, thereby reducing the receivables dedicated to PDVSA Finance. The proposed amendments modified certain covenants in the Senior Indenture, as supplemented, and the related transaction documents primarily to reflect such reduction.

     Holders of an aggregate of approximately 96.34% in principal amount of the notes tendered and delivered their consents pursuant to the terms of the tender offer and consent solicitation. On August 2, 2004, PDVSA Finance purchased all notes validly tendered in the tender offer. Amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents also were executed on this date. After the settlement of the tender offer and consent solicitation on August 2, 2004, the following notes remained outstanding:

                                                           Outstanding
                                                            Principal             Principal          Outstanding
                                                              Amount               Amount             Principal
                                                              Before               Validly          Amount After
                                                           Tender Offer            Tendered         Tender Offer
                                                        -------------------    ----------------  --------------------
     6.250% Euro Notes due 2006                 Euro            88,400,000          87,449,258               950,742
     6.650% Notes due 2006                      US$                300,000             291,693                 8,307
     9.375% Notes due 2007                      US$                250,000             243,980                 6,020
     6.800% Notes due 2008                      US$                300,000             293,859                 6,141
     9.750% Notes due 2010                      US$                250,000             225,810                24,190
     8.500% Notes due 2012                      US$                500,000             471,133                28,867
     7.400% Notes due 2016                      US$                400,000             387,335                12,665
     9.950% Notes due 2020                      US$                100,000              97,050                 2,950
     7.500% Notes due 2028                      US$                400,000             394,790                 5,210
                                                        ===================    ================  ====================
     Total outstanding principal
          amount of notes                       US$              2,607,326 (1)
     Total principal amount of
          notes tendered                        US$              2,511,822 (1)
     Percentage of notes tendered,
          considered as a single class                              96.34% (1)
                                                        ===================


(1) Using the US dollar/Euro exchange rate of 1.2141 as of 5:00 p.m., New York City time, on July 26, 2004 (the expiration date of the tender offer).

     PDVSA Finance funded its purchase of the tendered notes, and fees and expenses related to the tender offer and consent solicitation, by selling to PDVSA Petroleo its rights to future (ungenerated) purchased accounts receivable. PDVSA Petroleo paid the debt holders on behalf of PDVSA Finance in consideration for the acquisition of PDVSA Finance's rights to future (ungenerated) accounts receivable.

     Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. served as dealer managers and consent solicitation agents for the tender offer. The Luxembourg Agent for the offer was JPMorgan Bank Luxembourg S. A.

     The estimated fair value of the Company's long-term debt, including current portion, at December 31, 2004 and 2003 was US$395,221 and US$2,802,991,
     respectively. Fair values were based on a broker quote.

     The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

     The Company is also subject to the following covenants:

     o To deliver periodically to the JPMorgan Chase Bank (formerly the Chase Manhattan Bank) (the Trustee) certain reports relating to the generation of Eligible Receivables by PDVSA Petroleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

     o To deliver to the Trustee unaudited quarterly financial statements within 90 days after the last day of the first three quarters of each fiscal year as amended on August 2, 2004 and

     o To deliver to the Trustee annual audited financial statements within 180 days after the last day of each fiscal year as amended on August 2, 2004.

       The Company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

(7)  Transactions with Shareholder and Affiliated Companies

     PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services.

     PDVSA Finance purchased Eligible Receivables of US$6,965,805, US$7,384,657 and US$5,717,425 from affiliated companies during the years ended December 31, 2004, 2003 and 2002, respectively.

     Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petroleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petroleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the years ended December 31, 2004 2003 and 2002, the Company incurred US$ 9,099, US$7,212 and US$7,699, respectively, of fees payable to the

     Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred US$14, US$19 and US$27 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

     At December 31, 2004 and 2003 the Company accrued expenses of US$ 18,472 and US$6,520 due to PDVSA Petroleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)  Income Taxes

     The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are accrued as a deferred tax liability. The deferred income tax liability at December 31, 2004 and 2003 relates exclusively to such discounts.

     Income tax expense/(benefit) comprises the following:

                                                 Years ended
                                                December 31,
                                    --------------------------------------
                                      2004          2003          2002
                                    ----------   -----------   -----------
       Current                         14,217        19,208        19,522
       Deferred                        (2,387)         (592)         (572)
                                    ----------   -----------   -----------
                                       11,830        18,616        18,950
                                    ==========   ===========   ===========

(9)  Shareholder's Equity

     The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10) Commitments and Contingencies

     In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petroleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petroleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and
     (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petroleo. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA Petroleo, nor any of PDVSA's other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

(11) Significant Agreements

     The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

     (a)  The Receivables Purchase Agreement

          Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petroleo and PDVSA Petroleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petroleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petroleo (as adjusted) plus 50 basis points (see note 2(c)).

          Covenants

          PDVSA Petroleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petroleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of oil of less than 30(degree) API gravity and (y) 80% of PDVSA Petroleo's total Eligible Receivables generated from sales of oil of less than 30(degree) API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after

          January 1, 1998, as if such customers would have been Designated Customers in each of those months.

          On August 2, 2004 as a result of the offer to purchase and consent solicitation, the Company made amendments to Section 6.02 of the RPA by replacing "27 million barrels of oil" in sub-clause (x) with "4.5 million barrels of oil" and replacing "80%" in sub-clause (y) with "40%" so that, as amended, Section 6.02 of the RPA will provide that PDVSA Petroleo shall agree to cause the monthly average amount of eligible receivables of Designated Customers generated by PDVSA Petroleo during any consecutive twelve-month period that are not subject to any encumbrace other than pursuant to the RPA to represent the lesser of (x) 4.5 million barrels of oil of less than 30(degree) API gravity and (y) 40% of PDVSA Petroleo's total eligible receivables generated from sales of oil of less than 30(degree) API gravity.

          Guarantees

          PDVSA has guaranteed the performance by PDVSA Petroleo of its obligations under the RPA.

          Repurchase of Receivables

          PDVSA Petroleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petroleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA Petroleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petroleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petroleo and PDVSA Petroleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petroleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petroleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petroleo and PDVSA Petroleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

          Termination

          The RPA may be terminated by the parties at any time, after 90 days following notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

     (b)  The Servicing and Collection Agency Agreement

          Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petroleo has been appointed to act as the Servicer.

          Duties of the Collection Agent

          Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petroleo as a result of the purchase of crude oil and refined petroleum products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

          Duties of the Servicer

          The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petroleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petroleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petroleo).

Item 2.
-------


                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                      Petroleos de Venezuela, S.A.--PDVSA)

                          Interim Financial Statements

                        For the three-month periods ended

                             March 31, 2005 and 2004

                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                      Petroleos de Venezuela, S.A. - PDVSA)

                                 Balance Sheets

                         (In thousands of U.S. dollars)


                                                                                  March 31,        December 31,
                                     Assets                                          2005               2004
                                                                                 -------------     -------------
                                                                                 (Unaudited)
Current assets
    Cash and cash equivalents                                                               4            52,069
    Liquidity account (note 3)                                                         12,911            12,920
    Current purchased accounts receivable, net of unamortized discounts of
       3,778 in March 31, 2005 and 1,748 in December 31, 2004 (includes
       328,438 and 131,393 due from affiliates at March 31, 2005
       and December 31, 2004, respectively) (notes 4 and 11)                          882,278           371,972
    Rights to future (ungenerated) purchased accounts
       receivable (notes 4, 5 and 11)                                                 545,393         1,008,953
                                                                                    ---------         ---------
                      Total assets                                                  1,440,586         1,445,914
                                                                                    =========         =========

                      Liabilities and Shareholder's Equity

Current liabilities
    Current portion of long-term debt (note 6)                                          7,954             7,984
    Accrued interest payable                                                            4,253             4,266
    Accruals and accounts payable (note 7)                                              2,213            18,325
    Current income tax payable (note 8)                                                 1,740            14,217
    Deferred income tax (note 8)                                                          621               634
                                                                                    ---------         ---------
                      Total current liabilities                                        16,781            45,426

Long-term liabilities
    Long-term debt (note 6)                                                           381,051           383,054
                                                                                    ---------         ---------

                      Total liabilities                                               397,832           428,480

Shareholder's equity
    Capital stock (note 9)                                                            200,000           200,000
    Additional paid-in capital                                                        300,000           300,000
    Retained earnings                                                                 542,754           517,434
                                                                                    ---------         ---------
                      Total shareholder's equity                                    1,042,754         1,017,434
                                                                                    ---------         ---------

                      Total liabilities and shareholder's equity                    1,440,586         1,445,914
                                                                                    =========         =========


   The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                      Petroleos de Venezuela, S.A. - PDVSA)

                              Statements of Income

                                   (Unaudited)

                         (In thousands of U.S. dollars)



                                                                   Three-months        Three-months
                                                                       ended               ended
                                                                  March 31, 2005      March 31, 2004
                                                                -------------------  -----------------
Revenues
    Income from discount on purchased accounts
       receivable (note 11)                                           34,900             86,941
    Other income                                                         160                526
                                                                      ------            -------

                      Total revenues                                  35,060             87,467

Interest expense (note 6)                                             (8,486)           (58,075)
Foreign exchange gain                                                  1,797              5,681
Loss on cross-currency swap (note 5)                                       -             (1,055)
General and administrative expenses (note 7)                          (1,324)            (2,259)
                                                                      ------            -------

                      Income before income tax                        27,047             31,759

Income tax expense (note 8)                                           (1,727)            (4,556)
                                                                      ------            -------

                      Net income                                      25,320             27,203
                                                                      ======            =======


   The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                      Petroleos de Venezuela, S.A. - PDVSA)

                  Statement of Changes in Shareholder's Equity

                         (In thousands of U.S. dollars)

                                                                    Additional
                                                     Capital          paid-in          Retained
                                                      stock           capital          earnings        Total
                                                      -----           -------          --------        -----

Balances at December 31, 2004                        200,000          300,000           517,434       1,017,434

Net income (unaudited)                                     -                -            25,320          25,320
                                                     -------          -------           -------       ---------

Balances at March 31, 2005 (unaudited)               200,000          300,000           542,754       1,042,754
                                                     =======          =======           =======       =========

   The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                      Petroleos de Venezuela, S.A. - PDVSA)

                            Statements of Cash Flows

                                   (Unaudited)

                         (In thousands of U.S. dollars)

                                                                       Three-months
                                                                           ended           Three-months ended
                                                                      March 31, 2005         March 31, 2004
                                                                      --------------         --------------
Cash flows from operating activities
    Net income                                                            25,320                  27,203
    Items not requiring cash
      Deferred income tax                                                    (13)                    133
      Unrealized foreign exchange (gain) loss                                 39                  (2,021)
      Unrealized loss on cross-currency swap                                   -                   1,055
    Change in assets and liabilities
      Uncollected discount on purchased accounts receivable               (1,266)                (30,739)
      Accrued interest payable                                               (13)                 (2,178)
      Accruals and accounts payable                                      (16,112)                 13,758
      Current income tax payable                                         (12,477)                (14,785)
                                                                      ----------              ----------

           Net cash used in operating activities                          (4,522)                 (7,574)
                                                                      ----------              ----------

Cash flows from investing activities
    Liquidity account                                                        (72)                   (374)
    Collection of accounts receivable, net of discounts collected      1,572,087               2,724,165
    Purchases of accounts receivable                                  (1,617,570)             (2,801,688)
                                                                      ----------              ----------

           Net cash used in investing activities                         (45,555)                (77,897)
                                                                      ----------              ----------

Cash flows from financing activities
    Debt repayments                                                       (1,988)                (93,478)

                                                                      ----------              ----------
           Net cash used in financing activities                          (1,988)                (93,478)
                                                                      ----------              ----------

Cash and cash equivalents
    Net change for the period                                            (52,065)               (178,949)
    At beginning of the period                                            52,069                 218,949
                                                                      ----------              ----------
    At end of the period                                                       4                  40,000
                                                                      ----------              ----------

Supplemental disclosure
    Cash paid during the period for
      Interest                                                             8,514                  59,892
                                                                      ==========              ==========
      Income tax                                                          14,438                  16,026
                                                                      ==========              ==========


   The accompanying notes are an integral part of these financial statements.

                               PDVSA FINANCE LTD.
                          (A wholly owned subsidiary of
                      Petroleos de Venezuela, S.A. - PDVSA)

                        Notes to the Financial Statements

                         (In thousands of U.S. dollars)


(1)  Incorporation and Operations

     PDVSA Finance Ltd. (the Company) was incorporated on March 18, 1998 (inception), under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petroleos de Venezuela, S.A. (PDVSA), the national oil company of the Bolivarian Republic of Venezuela.

     PDVSA Finance is the principal vehicle for corporate financing of PDVSA. The company raises capital through transactions in selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petroleo, S.A., together with its predecessor PDVSA Petroleo y Gas, S.A., ("PDVSA Petroleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the RPA) dated April 27, 1998 among the Company, PDVSA and PDVSA Petroleo.

     Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petroleo certain current and future accounts receivable (Eligible Receivables) generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers (Designated Customers). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petroleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables), plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petroleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petroleo of its obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

     All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petroleo to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

(2)  Significant Accounting Policies

     The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

     (a)  Statement of Compliance

          The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board (IASB). The interim financial statements have been prepared in accordance with and comply with IAS 34 "Interim Financial Reporting".

     (b)  Basis of Presentation

          The financial statements are presented in U.S. dollars. They are prepared on the historical cost basis except for the cross-currency swap which is carried at fair value. Accounting policies are consistent with those used in the previous periods.

     (c)  Revenue Recognition

          Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

          o Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petroleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

          o Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petroleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as a reduction from current purchased accounts receivable.

          o The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petroleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petroleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At March 31, 2005 and December 31, 2004, the discount rate was 9.45%, and 9.43%, respectively.

     (d)  Deferred Income Tax

          The Company accrues a deferred tax liability for income tax related to revenue earned but which has not been collected.

     (e)  Use of Estimates

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

     (f)  Cash Flows

          Cash equivalents amounted to US$51,839 at December 31, 2004. For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of three months or less.

     (g)  Foreign Currency Transactions

          Transactions in foreign currency are recorded in dollars at the rate of exchange at the dates of the transactions. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

     (h)  Segment Reporting

          The Company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

     (i) Reconciliation to Accounting Principles Generally Accepted in the United States of America (U.S. GAAP)

          The Company's financial statements are prepared in accordance with IFRS. As of March 31, 2005 and December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004, there are no material differences between U.S. GAAP and IFRS affecting reported net income or shareholder's equity in the financial statements.

          All proceeds from issuance of debts, net of debt issuance cost, is transferred to PDVSA Petroleo for the purchase of eligible accounts receivable under the RPA. Pursuant to the RPA, the cost of such debt issuance is born by PDVSA through adjusting the formula for receivables allocable to the Company in exchange for the net proceeds from debt issuance. Under U.S. GAAP such amounts would be reported as an adjustment to borrowing costs, and are not significant.

(3)  Liquidity Account

     Under the Fiscal and Paying Agency Agreement (the Fiscal Agency Agreement), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S. A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account". Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At March 31, 2005 and December 31, 2004, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

(4)  Current and Future Purchased Accounts Receivable

     Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petroleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petroleo for such receivables plus accrued discounts and debt offering costs. The Company's rights to such future (ungenerated) purchased accounts receivable represent a lending arrangement between the Company and PDVSA Petroleo, which arrangement would terminate upon delivery in the future by PDVSA Petroleo of such accounts receivable. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petroleo for funds advanced toward payments of Eligible Receivables (see notes 5 and 11). PDVSA Petroleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petroleo without regard to any concentration limit by Designated Customers.

(5)  Financial Instruments

     The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are held in money market funds and time deposits currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petroleo upon generation) represent amounts paid to PDVSA Petroleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petroleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petroleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petroleo's failure to perform certain of its covenants under the RPA, the Company may choose to require PDVSA Petroleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petroleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petroleo's generation risk, namely its ability to generate the appropriate volume of accounts receivable of Designated Customers, which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, and the demand for and production of Venezuelan crude oil and refined products, and PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petroleo. Under the terms of the RPA, absent a failure by PDVSA Petroleo to comply with its covenants, the Company has no recourse against PDVSA Petroleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs during the three-month periods ended March 31, 2005 and 2004. At March 31, 2005 and December 31, 2004, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

     On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999. The agreement provided protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contained a knock-in provision, which eliminated protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reached or exceeded 1.20.

     On August 2, 2004, PDVSA Finance repaid approximately 98.92% of the Euro 6.25% notes due 2006 that remained outstanding upon completion of a tender offer, after which an aggregate principal amount of Euro 950,742 of such notes remained outstanding.

     Because substantially all of PDVSA Finance's Euro notes were repaid by the Company in connection with the tender offer, PDVSA Finance unwound its cross-currency swap agreement in respect of the Euro notes, effective July 28, 2004 (the "Cancellation Date"). As a result, PDVSA Finance currently is no longer a party to any cross-currency swap agreement in respect of outstanding Euro notes.

     Based on the value of the U.S. dollar/Euro exchange rate on the Cancellation Date of 1.20, PDVSA Finance made a one-time gain on the transaction of US$ 2,469, which was collected in cash. Because PDVSA Finance considers the amount of Euro notes that currently remain outstanding to be immaterial from a currency-risk standpoint, the Company has not entered, nor does it plan to enter, into another cross-currency swap to cover such risk in respect of the Euro notes.

     The cross-currency swap was recorded at its fair value until the Cancellation Date. The cross-currency swap did not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended. As a result the Company did not account for this derivative as a hedge contract and changes in the fair value of this derivative were recorded in the statement of income. The fair value of the cross-currency swap at March 31, 2004 was US$3,291 and the change in the fair value resulted in an unrealized loss of US$(1,055) for the three-month period ended March 31, 2004, which was recorded in the statement of income.

(6)  Long-Term Debt

     Long-term debt is summarized as follows:

                                                                              March 31,      December 31,
                                                                          --------------- ------------------
                                                                                2005             2004
                                                                          --------------- ------------------

      6.650% Notes due 2004 through 2006                                       5,533           6,920
      6.800% Notes due 2007 through 2008                                       6,141           6,141
      7.400% Notes due 2014 through 2016                                      12,665          12,665
      7.500% Notes due 2027 through 2028                                       5,210           5,210
      8.558% Notes due 2009 through 2013                                     260,000         260,000
      9.375% Notes due 2004 through 2007                                       4,738           5,165
      9.750% Notes due 2008 through 2010                                      24,190          24,190
      9.950% Notes due 2018 through 2020                                       2,950           2,950
      6.250% Euro denominated Notes due 2002 through 2006                        711             930
      10.395% Notes due 2012 through 2014                                     38,000          38,000
      8.500% Notes due 2010 through 2012                                      28,867          28,867
                                                                          ----------------------------------
                                                                             389,005          391,038
      Less current portion of long-term debt                                  (7,954)          (7,984)
                                                                          ----------------------------------

      Total long-term debt                                                   381,051          383,054
                                                                          ==================================

     On May 14, 1998, the Company issued US$1,800,000 of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

     On November 10, 1998, the Company incurred US$260,000 of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of US$13,000, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. (PDV America), an indirect wholly owned subsidiary of PDVSA.

     On April 8, 1999, the Company issued US$1,000,000 of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million (US$711 and US$930 as of March 31, 2005 and December 31, 2004, respectively) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

     The US$1,000,000 notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged US$1,000,000 aggregate principal amount of the new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

     On July 2, 1999, the Company incurred US$38,000 of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of US$4,750, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

     On November 16, 2001, the Company issued US$500,000 8.50% unsecured notes, maturing on November 16, 2012. Interest is payable quarterly on February 16, May 16, August 16 and November 16, of each year. The principal is due in equal quarterly installments equal to 11 1/9% of the original principal amount of the notes, beginning November 16, 2010.

     On June 28, 2004, PDVSA Finance launched a cash tender offer for any and all of its outstanding notes. Concurrently with the tender offer, the Company solicited from noteholders consents to amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and waivers of certain provisions of related transaction documents. Adoption of the proposed amendments required the consent of a majority in aggregate principal amount of all series then outstanding, voting as a single class.

     PDVSA Finance commenced the tender offer and consent solicitation to reduce its overall indebtedness, and to modify certain covenants and waive certain provisions under the Senior Indenture, as supplemented, and under the related transaction documents. The modifications were intended to provide PDVSA with greater financing flexibility by removing certain affiliates of PDVSA as Designated Customers, thereby reducing the receivables dedicated to PDVSA Finance. The proposed amendments modified certain covenants in the Senior Indenture, as supplemented, and the related transaction documents primarily to reflect such reduction.

     Holders of an aggregate of approximately 96.34% in principal amount of the notes tendered and delivered their consents pursuant to the terms of the tender offer and consent solicitation. On August 2, 2004, PDVSA Finance purchased all notes validly tendered in the tender offer in the amount of US$2,511,822. Amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued, and related transaction documents also were executed on this date.

     PDVSA Finance funded its purchase of the tendered notes, and fees and expenses related to the tender offer and consent solicitation, by selling to PDVSA Petroleo its rights to future (ungenerated) purchased accounts receivable. PDVSA Petroleo paid the debt holders on behalf of PDVSA Finance in consideration for the acquisition of PDVSA Finance's rights to future (ungenerated) accounts receivable.

     Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. served as dealer managers and consent solicitation agents for the tender offer. The Luxembourg Agent for the offer was JP Morgan Bank Luxembourg S.A.

     The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

     The Company is also subject to the following covenants:

          o To deliver periodically to the JPMorgan Chase Bank (formerly the Chase Manhattan Bank) (the Trustee) certain reports relating to the generation of Eligible Receivables by PDVSA Petroleo, the purchase of Receivables by PDVSA Finance and the receipt of Collections on such Purchased Receivables.

          o To deliver to the Trustee unaudited quarterly financial statements within 90 days after the last day of the first three quarters of each fiscal year as amended on August 2, 2004 and

          o To deliver to the Trustee annual audited financial statements within 180 days after the last day of each fiscal year as amended on August 2, 2004.

          The Company has 60 additional days to file the required information with the Trustee before there is an Event of Default under the Indenture.

(7)  Transactions with Shareholder and Affiliated Companies

     PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services.

     Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petroleo, acting as Servicer pursuant to the Servicing and Collection Agency Agreement dated as of April 27, 1998 among the Company, PDVSA Petroleo (the Servicer), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the Servicing and Collection Agency Agreement). During the three-month period ended March 31, 2005 and 2004, the Company incurred US$ 1,285 and US$2,224, respectively, of fees payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during the three-month period ended March 31, 2004 the Company incurred US$5 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement dated as of April 27, 1998, between the Company and PDVSA (the "Investment Manager").

     At March 31, 2005 and December 31, 2004 the Company accrued expenses of US$ 2,109 and US$18,472 due to PDVSA Petroleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

(8)  Income Taxes

     The Company is exempt from taxes under the law of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have Venezuelan origin. Income tax expense on revenues earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are accrued as a deferred tax liability. The deferred income tax liability at March 31, 2005 and December 31, 2004 relates exclusively to such discounts.

                                                                           -------------------------------------
       Income tax expense/(benefit) comprises the following:                   Three-months ended March 31,
                                                                           -------------------------------------
                                                                                  2005              2004
                                                                           -------------------------------------

       Current                                                                    1,740            4,423
       Deferred                                                                     (13)             133
                                                                           -------------------------------------

                                                                                  1,727            4,556
                                                                           =====================================


(9)  Shareholder's Equity

     The authorized share capital of the Company consists of 200 million ordinary shares of US$1.00 par value each, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

(10) Commitments and Contingencies

     In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petroleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petroleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petroleo. Neither the Bolivarian Republic of Venezuela, PDVSA and PDVSA Petroleo, nor any of PDVSA's other subsidiaries in any way guarantees payment of the purchased Eligible Receivables.

(11) Significant Agreements

     The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

     (a)  The Receivables Purchase Agreement

          Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petroleo and PDVSA Petroleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petroleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petroleo (as adjusted) plus 50 basis points (see note 2(c)).

          Covenants

          PDVSA Petroleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petroleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of oil of less than 30(degree) API gravity and (y) 80% of PDVSA Petroleo's total Eligible Receivables generated from sales of oil of less than 30(degree) API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

          On August 2, 2004 as a result of the offer to purchase and consent solicitation, the Company made amendments to Section 6.02 of the RPA by replacing "27 million barrels of oil" in sub-clause (x) with "4.5 million barrels of oil" and replacing "80%" in sub-clause (y) with "40%" so that, as amended, Section 6.02 of the RPA will provide that PDVSA Petroleo shall agree to cause the monthly average amount of eligible receivables of Designated Customers generated by PDVSA Petroleo during any consecutive twelve-month period that are not subject to any encumbrace other than pursuant to the RPA to represent the lesser of (x) 4.5 million barrels of oil of less than 30(degree) API gravity and (y) 40% of PDVSA Petroleo's total eligible receivables generated from sales of oil of less than 30(degree) API gravity.

          Guarantees

          PDVSA has guaranteed the performance by PDVSA Petroleo of its obligations under the RPA.

          Repurchase of Receivables

          PDVSA Petroleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables, or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petroleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred (Affected Receivables). If at any time PDVSA Petroleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petroleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petroleo and PDVSA Petroleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petroleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petroleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petroleo and PDVSA Petroleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

          Termination

          The RPA may be terminated by the parties at any time, after 90 days following notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

     (b)  The Servicing and Collection Agency Agreement

          Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petroleo has been appointed to act as the Servicer.

          Duties of the Collection Agent

          Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petroleo as a result of the purchase of crude oil and refined petroleum products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

          Duties of the Servicer

          The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petroleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petroleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petroleo).

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PDVSA FINANCE LTD.



Date:  July 1, 2005                    By:    /s/ Mr. Antonio Simancas
                                              ----------------------------
                                              Name:  Mr. Antonio Simancas
                                              Title: Principal Director